[HERITAGE COMMERCE CORP LETTERHEAD]

September 10, 2010

Mr. Michael R. Clampitt

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Heritage Commerce Corp

Registration Statement on Form S-1

Filed July 23, 2010

File No. 333-168299

Dear Mr. Clampitt:

Heritage Commerce Corp (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-168299) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 10:00 a.m., New York City time, on September 16, 2010 or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•                                          should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mark A. Bonenfant, Esq. of Buchalter Nemer, A Professional Corporation at (213) 891-5020 with any questions you may have concerning this request, and please notify Mr. Bonenfant when this request for acceleration has been granted.

Very truly yours,

/s/ Lawrence D. McGovern
Lawrence D. McGovern
Executive Vice President
and Chief Financial Officer

cc:           Mark A. Bonenfant, Esq.